January 22, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Gabor

Re:	Eyenovia, Inc.

Registration Statement on Form S-1

File No. 333-222162

Acceleration Request
Requested Date:	Wednesday, January 24, 2018
Requested Time:	4:30 p.m., Eastern Daylight Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Ladenburg Thalmann & Co. Inc. and Roth Capital Partners, LLC hereby join Eyenovia, Inc. in requesting that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-222162) to become effective on January 24, 2018, at 4:30 p.m., Eastern Daylight Time, or as soon as practicable thereafter.

Additionally, pursuant to Rule 460 of the Act, we hereby advise you that approximately 507 copies of the Preliminary Prospectus, dated January 10, 2017, were distributed by us from January 15, 2018 through the date hereof to underwriters, institutions, dealers and others.

We will comply, and have been informed by the participating underwriters that they will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ David J. Strupp, Jr.
	Name:	David J. Strupp, Jr.
	Title:	Managing Director

Roth Capital Partners, LLC

By:	/s/ Aaron M. Gurewitz
	Name:	Aaron M. Gurewitz
	Title:	Head of Equity Capital Markets

cc:	Michael D. Maline, Goodwin Procter LLP

Seo Salimi, Goodwin Procter LLP

Benjamin S. Reichel, Ellenof Grossman & Schole LLP